# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Leslie's, Inc., CIK 0001821806
CUSIP: 527064208
Title of class of securities: Leslie's, Inc.
Address of issuer's principal executive offices: 2005 E. INDIAN SCHOOL ROAD, 2005 E. INDIAN SCHOOL ROAD, PHOENIX, Arizona (AZ), 85016
Date of event which requires filing of this statement: 08/13/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002135781-26-000001
Filed by CIK 0002135781

## Reporting persons
- Lee William Baxter: type of reporting person: individual (IN); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Leslie's, Inc.
Address of issuer's principal executive offices: 2005 E. INDIAN SCHOOL ROAD, 2005 E. INDIAN SCHOOL ROAD, PHOENIX, ARIZONA, 85016.

## Item 4. Ownership
Amount beneficially owned: 0 shares
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: The group with Andrew Storm has been dissolved and all future fillings (if any) will be made individually.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Lee William Baxter: William Baxter Lee, individual (08/14/2026)